Mary T. Hoeltzel
Vice President & Chief Accounting Officer CIGNA Corporation

June 14, 2010	Routing TL14A
1601 Chestnut St
CORRESPONDENCE	Philadelphia, PA 19192
VIA EDGAR	Telephone 215.761.1170
Facsimile 215.761.3596
Mary.hoeltzel@cigna.com

Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:	CIGNA Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 25, 2010
Schedule 14A filed March 19, 2010
File No. 001-08323

Dear Mr. Riedler:

On behalf of CIGNA Corporation, please be advised that we did not receive your letter dated May 10, 2010 addressed to the undersigned until today, June 14, 2010, and so we were unable to respond within the ten business days requested in the letter.  We believe this may have been due to some confusion regarding the Company’s facsimile number and so we respectfully request that any future facsimile correspondence be sent to (215) 761-3596.  We expect to provide you a response on or before July 1, 2010.  If you would like to discuss this matter further, please do not hesitate to contact me at (215) 761-1170 or my colleagues Lindsay Blackwood at (215) 761-1028 or Thi Phan at (215) 761-6230.

Sincerely yours,

/s/ Mary T. Hoeltzel
Mary T. Hoeltzel
Vice President, Chief Accounting Officer

cc: Laura Crotty